UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                    a21, Inc.
                                ----------------
                                (Name of issuer)


                     Common Stock, $.001 Par Value Per Share
                     ---------------------------------------
                         (Title of class of securities)


                                   002184 10 9
                                 --------------
                                 (CUSIP number)


                                 Albert H. Pleus
                                    a21, Inc.
                              One Embarcadero Plaza
                                    Suite 500
                             San Francisco, CA 94111
                                 (415) 284-2121

                                 With a copy to:
                            Irwin M. Rosenthal, Esq.
                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                  212) 984-7737
           -----------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 30, 2002
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 002184 10 9                                          Page 2 of 8 Pages
-------------------------------------                  -------------------------

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1.       Name of Reporting Persons. S.S. or I.R.S.                 Luke A. Allen
         Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [X]
         (See Instructions)                                             (b)  [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                       Not Applicable


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization           United States of America


--------------------------------------------------------------------------------
Number of                            7.     Sole Voting Power
Shares                                                                      None
Beneficially                                ------------------------------------
Owned by                             8.     Shared Voting Power
Each Report-                                (see Item 4 below)         9,245,343
ing Person                                  ------------------------------------
With                                 9.     Sole Dispositive Power
                                                                       1,224,334
                                            ------------------------------------
                                     10.    Shared Dispositive Power
                                            (see Item 4 below)              None
                                            ------------------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                9,245,343

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                83.3%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 002184 10 9                                          Page 3 of 8 Pages
-------------------------------------                  -------------------------

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1.       Name of Reporting Persons. S.S. or I.R.S.              Vincent C. Butta
         Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [X]
         (See Instructions)                                             (b)  [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                       Not Applicable


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization           United States of America


--------------------------------------------------------------------------------
Number of                            7.     Sole Voting Power
Shares                                                                      None
Beneficially                                ------------------------------------
Owned by                             8.     Shared Voting Power
Each Report-                                (see Item 4 below)         9,245,343
ing Person                                  ------------------------------------
With                                 9.     Sole Dispositive Power
                                                                         975,500
                                            ------------------------------------
                                     10.    Shared Dispositive Power
                                            (see Item 4 below)              None
                                            ------------------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                9,245,343

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                83.3%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          IN


--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO. 002184 10 9                                          Page 4 of 8 Pages
-------------------------------------                  -------------------------

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1.       Name of Reporting Persons. S.S. or I.R.S.               Albert H. Pleus
         Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [X]
         (See Instructions)                                             (b)  [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                       Not Applicable


--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization           United States of America


--------------------------------------------------------------------------------
Number of                            7.     Sole Voting Power
Shares                                                                      None
Beneficially                                ------------------------------------
Owned by                             8.     Shared Voting Power
Each Report-                                (see Item 4 below)         9,245,343
ing Person                                  ------------------------------------
With                                 9.     Sole Dispositive Power
                                                                       1,308,334
                                            ------------------------------------
                                     10.    Shared Dispositive Power
                                            (see Item 4 below)           400,001
                                            ------------------------------------

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                9,245,343

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                83.3%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          IN


--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of a21, Inc., a Texas corporation formerly known as Saratoga Holdings I, Inc. (the "Company"). The principal executive offices of the Company are located at One Embarcadero Center, Suite 500, San Francisco, CA 94111.

Item 2.  Identity and Background.
         -----------------------

         (a) This Schedule 13D is jointly filed by Luke A. Allen ("Mr. Allen"), Vincent C. Butta ("Mr. Butta"), and Albert H. Pleus ("Mr. Pleus") (hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons").

                  Each Reporting Person is filing this Schedule 13D with respect to shares of Common Stock of the Company beneficially owned by him, as well as with respect to shares of Common Stock of the Company as to which each Reporting Person shares voting power and as to which certain other stockholders of the Company have investment power, including the power to dispose, or to direct the disposition of, such Common Stock.

                  Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

         (b) The business address for each of the Reporting Persons is c/o a21, Inc., One Embarcadero Center, Suite 500, San Francisco, CA 94111.

         (c) Mr. Allen's present principal occupation is President of C.R. Allen & Co., Inc., 711 5th Ave. NY, NY 10022. C.R Allen & Co is principally involved in the investments. Mr. Butta's present principal occupation is Chief Executive Officer of BFF Merchandising Group, a division of Adpads Corporation, a merchandising company, 108 Fortunato Place, Neptune, New Jersey 07753. Mr. Butta also is Vice Chairman, a21, Inc., One Embarcadero Center, Suite 500, San Francisco, CA 94111. Mr. Pleus' principal occupation is Chairman, a21, Inc., One Embarcadero Center, Suite 500, San Francisco, CA 94111. A21, Inc. is a provider of digital images for use in the visual content industry

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Allen, Mr. Butta and Mr. Pleus are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The securities beneficially owned by the Reporting Persons were acquired in a share exchange. On April 30, 2002, the Company, then known as Saratoga Holdings I, Inc., exchanged shares of the Company's Common Stock with holders of preferred stock and common stock of Agence 21, Inc. who elected to participate in the exchange of shares. Approximately 32 shareholders of Agence 21 exchanged shares of Agence 21 for shares of the Company.

         Pursuant to the exchange of shares, shareholders of Agence 21 electing to participate in the exchange acquired 9,245,343 shares of Common Stock of the Company from a wholly-owned susbsidiary of the Company in a ratio of one share of Company Common Stock for every three shares of common stock and/or preferred stock of Agence 21.

         Each shareholder of Agence 21 exchanging shares executed and delivered an irrevocable proxy and release providing for the voting of its, his or her shares by any of the Reporting Persons for a period of 90 days from April 30, 2002 until July 29, 2002.

         No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.  Purpose of Transaction
         ----------------------

         The purpose of the transaction was to change the business and control of Saratoga Holdings I, Inc. Simultaneously with the April 30, 2002 exchange, the Company's Board of Directors appointed Mr. Allen, Mr. Butta and Mr. Pleus as directors. Thomas V. Butta was also appointed to the Board of Directors. Thomas
F. Cooke, the sole director of the Company prior to April 30, 2002, simultaneously resigned as a director and officer of the Company. The Company's other executive officer simultaneously resigned as well. Thereafter, Mr. Pleus became Chairman and Secretary and Mr. Butta became Vice Chairman and Treasurer.

         Except as described below, no Reporting Person has plans or proposals that relate to or would in any of the actions set forth in clauses (a) through
(j) of Item 4.

         Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Item 6, the Reporting Persons may sell all or some of their shares of Common Stock.

         Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons' liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

         The Reporting Persons plan to take any action necessary to change the Company's business from the Company's prior business to the business historically engaged in by Agence 21, Inc.

         The Reporting Persons plan to change the Company's charter, bylaws and instruments corresponding thereto with the purpose, in part, of impeding the acquisition or control of the Company in the future by any person. The Reporting Persons do not presently know of any person who has indicated an interest in an acquisition or control of the Company.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based on 11,103,267 shares outstanding, which is the sum of the 1,857,924 shares of Common Stock outstanding as of April 29, 2002, as reflected in the Company's quarterly report on Form 10-QSB filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended March 31, 2002, plus 9,245,343 shares issued in connection with the share exchange described in Item 3, as reflected in the Company's Form 8-K filed with the Commission on May 15, 2002.

         As of the date of this Schedule 13D:

o Mr. Allen beneficially owns 9,245,343 shares of Common Stock, representing 83.3% of the issued and outstanding shares of Common Stock, with:
         o        no sole voting power
         o shared voting power, with the other Reporting Persons, over 9,245,343 shares of Common Stock
         o        sole dispositive power over 552,334 shares of Common Stock
         o shared dispositive power over 672,000 shares of Common Stock owned by LCA Capital Partners I, Inc., a corporation controlled by Mr. Allen.

o Mr. Butta beneficially own 9,245,343 shares of Common Stock, representing 83.3% of the issued and outstanding shares of Common Stock, with:
         o        no sole voting power
         o shared voting power, with the other Reporting Persons, over 9,245,343 shares of Common Stock
         o        sole dispositive power over 975,500 shares of Common Stock
         o        no shared dispositive power

o Mr. Pleus beneficially owns 9,245,343 shares of Common Stock, representing 83.3% of the issued and outstanding shares of Common Stock, with:
         o        no sole voting power
         o shared voting power, with the other Reporting Persons, over 9,245,343 shares of Common Stock
         o sole dispositive power over 1,308,334 shares of Common Stock, including shares issuable upon the exercise of an option to purchase 116,667 shares of Common Stock
         o shared dispositive power over 400,001 shares of Common Stock owned by Whitney Holdings, Inc. and the Albert Pleus Family Trust

         The shares of Common Stock beneficially owned by each Reporting Person for purposes of this Schedule 13D include 9,245,343 shares held beneficially and of record by various stockholders of the Company over which the Reporting Persons share the right to direct the vote.

         Except as set forth above, the Reporting Persons do not share with others the power to vote or to direct the vote of, or the power to dispose of or to direct the disposition of, any other shares of Common Stock.

         Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships, with Respect
         ----------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         Except as described below, none of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

         Mr. Pleus holds options to purchase 116,667 shares of Common Stock of the Company with an exercise price per share of $0.15. Mr. Allen and Mr. Butta do not hold options to purchase shares of Common Stock of the Company.

         The Reporting Persons have the right to vote shares of the Company pursuant to certain Irrevocable Proxies granted by 32 holders of Common Stock of the Company.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         The following exhibit is being filed with this Schedule:

         Exhibit 1. Joint Filing Agreement. dated as of July 9, 2002, among Luke
A. Allen, Vincent C. Butta and Albert H. Pleus.

         Exhibit 2. Form of Irrevocable Proxy, Power of Attorney and General Release dated as of April 30, 2002, executed and delivered by certain stockholders of the Company.

                                    * * * * *


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 15, 2002


                                       /s/ LUKE A. ALLEN
                                       ------------------------------
                                       Luke A. Allen


                                       /s/ VINCENT C. BUTTA
                                       ------------------------------
                                       Vincent C. Butta


                                       /s/ ALBERT H. PLEUS
                                       ------------------------------
                                       Albert H. Pleus